UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 22 )*

United Auto Group, Inc.
(Name of Issuer)
Common Stock (Par Value $ 0.0001 Per Share)
(Title of Class of Securities)
909440 10 9
(CUSIP Number)
Lawrence N. Bluth
General Counsel
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	International Motor Cars Group I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐ Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	International Motor Cars Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐ Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,550

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		64,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,846,041 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%

14	TYPE OF REPORTING PERSON

	OO

(1)	The aggregate amount beneficially owned by International Motor Cars Group II, L.L.C. (“IMCGII”) reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons under this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 64,550, representing less than 1% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4 in amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, as a party to the Stockholders Agreement, IMCGII may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. IMCGII expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In amendment 5 to Schedule 13D filed on or about September 14, 2006 by Mitsui & Co., Ltd and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, IMCGII would beneficially own 53,405,258 shares, representing 56.6% of the Voting Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Penske Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐ Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,550

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		64,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,846,041 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%

14	TYPE OF REPORTING PERSON

	OO

(1)	The aggregate amount beneficially owned Penske Capital Partners, L.L.C. (“PCP”) reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons under this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by PCP without regard to such group status is 64,550, representing less than 1% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4 in amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, because IMCGII (of which PCP is the managing member) is a party to the Stockholders Agreement, PCP may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. PCP expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In amendment 5 to Schedule 13D filed on or about September 14, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, IMCGII would beneficially own 53,405,258 shares, representing 56.6% of the Voting Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	James A. Hislop

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐ Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		314,874

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,874

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	318,874

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐ Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		492,967

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,034,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		707,081

WITH	10	SHARED DISPOSITIVE POWER

		36,176,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,846,041 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☑
	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%

14	TYPE OF REPORTING PERSON

	IN

(1)	The aggregate amount beneficially owned by Mr. Penske reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons under this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by Mr. Penske without regard to such group status is 37,527,167 shares, representing 39.7% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4 in amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, because IMCGII (of which PCP is the managing member and Mr. Penske is the managing member of PCP) and Penske Corporation (of which Mr. Penske is Chief Executive Officer and Chairman and a controlling stockholder) are parties to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In amendment 5 to Schedule 13D filed on or about September 14, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, Mr. Penske would beneficially own 53,405,258 shares, representing 56.6% of the Voting Common Stock outstanding.

SCHEDULE 13D

CUSIP No. 909440 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7	SOLE VOTING POWER
NUMBER OF
0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	36,969,650

EACH	9	SOLE DISPOSITIVE POWER

REPORTING	0

PERSON	10	SHARED DISPOSITIVE POWER

WITH	36,112,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,846,041 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☑
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.1% %

14	TYPE OF REPORTING PERSON

CO

(1)	The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons on this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 36,969,650 shares, representing 39.1% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4 in amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In amendment 5 to Schedule 13D filed on or about September 14, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, Penske Corporation would beneficially own 53,405,258 shares, representing 56.6% of the Voting Common Stock outstanding.

          This Amendment No. 22 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”), Roger S. Penske and James A. Hislop (all such persons, the “Reporting Persons”) with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 14, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, Amendment No. 20 filed on January 31, 2006 and Amendment No. 21 filed on March 9, 2006 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of United Auto Group, Inc., a Delaware corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 22 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
          This Amendment reflects the following events:
▪	On June 1, 2006, the Company effected a two-for-one split of its Voting Common Stock. All information herein reflects the stock split.

▪	On September 8, 2006, James A. Hislop resigned as managing member of PCP.

▪	On September 11, 2006, IMCG II distributed 64,430 shares of Voting Common Stock to its managing member PCP in accordance with the terms of IMCGII’s limited liability company agreement, and IMCG I distributed 13,112,140 shares of Voting Common Stock to its member PCP Holdings, Inc., a wholly owned subsidiary of Penske Corporation, and 2,073,446 shares to its managing member PCP, in each case in accordance with the terms of IMCGI’s limited liability company agreement. On September 14, 2006, PCP in turn distributed the shares of Voting Common Stock it received from IMCGI and IMCGII to PCP’s members in accordance with the terms of the terms of PCP’s limited liability company agreement. In the distribution by PCP, James A. Hislop received 484,552 shares of Voting Common Stock and Roger S. Penske, the managing member of PCP, received 329,495 shares of Voting Common Stock. The shares of Voting Common Stock received by each PCP, James A. Hislop, Roger S. Penske and Penske Corporation pursuant to the above-described distributions were all previously reported as beneficially owned by PCP, James A. Hislop, Roger S. Penske and Penske Corporation, respectively.

▪	On September 14, 2006, James A. Hislop entered into a purchase and sale agreement with Mitsui & Co. (U.S.A.), Inc. and Mitsui & Co., Ltd. (collectively, “Mitsui”) pursuant to which he sold 484,552 shares of Voting Common Stock to Mitsui at a cash price of $10,146,500 in the aggregate.

▪	On September 14, 2006, Penske Corporation entered into purchase and sale agreements with various persons pursuant to which Penske Corporation acquired from those persons, 492,185 shares of Voting Common Stock in exchange for newly-issued shares of common stock of Penske Corporation valued by Penske Corporation at $10,309,000, in the aggregate.
     Item 3. Source and Amount of Funds or Other Consideration.
          The 492,185 shares of Voting Common Stock of the Company acquired by Penske Corporation were acquired in exchange for newly-issued shares of Penske Corporation common stock valued by Penske Corporation at $10,309,000, in the aggregate.
     Item 5. Interest in Securities of the Issuer.
          Based on information provided by the Company, there were 94,433,455 shares of Voting Common Stock outstanding as of August 2, 2006. Based on this amount outstanding:
          (a) As of September 14, 2006:
▪	IMCG I beneficially owns no shares of Voting Common Stock;

▪	IMCGII beneficially owns 64,550 shares of Voting Common Stock, representing less than 1% of the Voting Common Stock outstanding.

▪	PCP beneficially owns 64,550 shares of Voting Common Stock, representing less than 1% of the Voting Common Stock outstanding.

▪	James A. Hislop beneficially owns 318,874 shares of Voting Common Stock, representing less than 1% of the Voting Common Stock outstanding.

▪	Penske Corporation beneficially owns 36,969,650 shares of Voting Common Stock, representing 39.1% of the Voting Common Stock outstanding;

▪	Roger S. Penske beneficially owns 37,527,167 shares of Voting Common Stock, representing 39.7% of the Voting Common Stock outstanding;
          (b) As of September 14, 2006:
▪	IMCGII and PCP each have shared power to direct the vote of 64,550 shares of Voting Common Stock.

▪	James A. Hislop has the shared power to direct the vote of 314,874 shares of Voting Common Stock and the sole power to direct the vote of 4,000 shares of voting common stock.

▪	Penske Corporation has the shared power to direct the vote of 36,969,650 shares of Voting Common Stock;

▪	Roger S. Penske has the sole power to direct the vote of 492,967 shares of Voting Common Stock and shared power to direct the vote of 37,034,200 shares of Voting Common Stock; and
     As of September 14, 2006:
▪	IMCGII and PCP each have shared power to direct the disposition of 64,550 shares of Voting Common Stock

▪	James A. Hislop has the sole power to direct the disposition of 318,874 shares of Voting Common Stock.

▪	Penske Corporation has the shared power to direct the disposition of 36,112,044 shares of Voting Common Stock;

▪	Roger S. Penske has the sole power to direct the disposition of 707,081 shares of Voting Common Stock and shared power to direct the disposition of 36,176,594 shares of Voting Common Stock.
     (c)
▪	On September 11, 2006, IMCG II distributed 64,430 shares of Voting Common Stock to its managing member PCP in accordance with the terms of IMCGII’s limited liability company agreement, and IMCG I distributed 13,112,140 shares of Voting Common Stock to its member PCP Holdings, Inc., a wholly owned subsidiary of Penske Corporation, and 2,073,446 shares to its managing member PCP, in each case in accordance with the terms of IMCGI’s limited liability company agreement. On September 14, 2006, PCP in turn distributed the shares of Voting Common Stock it received from IMCGI and IMCGII to PCP’s members in accordance with the terms of the terms of PCP’s limited liability company agreement. In the distribution by PCP, James A. Hislop received 484,552 shares of Voting Common Stock and Roger S. Penske, the managing member of PCP, received 329,495 shares of Voting Common Stock. The shares of Voting Common Stock received by each PCP, James A. Hislop, Roger S. Penske and Penske Corporation pursuant to the above-described distributions were all previously reported as beneficially owned by PCP, James A. Hislop, Roger S. Penske and Penske Corporation, respectively.

▪	On September 14, 2006, James A. Hislop sold 484,552 shares of Voting Common Stock to Mitsui at a cash price of $10,146,500, in the aggregate.

▪	On September 14, 2006, Penske Corporation acquired 492,185 shares of Voting Common Stock in exchange for newly-issued shares of common stock of Penske Corporation valued by Penske Corporation at $10,309,000, in the aggregate.
(e) As of September 8, 2006, upon his resignation as a managing member of PCP, James A. Hislop ceased to be the beneficial owner of more than 5% of the shares of the Company’s Voting Common Stock. As of September 11, 2006, IMCGI, ceased to be the beneficial owner of more than 5% of the shares of the Company’s Voting Common Stock.
▪	The Sale Agreements filed as exhibits 43 and 44 to this form are incorporated by reference into this item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
▪	On September 14, 2006, Penske Corporation entered into purchase and sale agreements with various persons pursuant to which Penske Corporation acquired from those persons, 492,185 shares of Voting Common Stock in exchange for newly-issued shares of common stock of Penske Corporation valued by Penske Corporation at $10,309,000, in the aggregate. These purchase and sale agreements are substantially identical to the purchase and sale agreement filed as Exhibit 43 hereto.

▪	On September 14, 2006, James A. Hislop entered into a purchase and sale agreement with Mitsui pursuant to which he sold 484,552 shares of Voting Common Stock to Mitsui at a cash price of $10,146,500, in the aggregate. This purchase and sale agreement is filed as Exhibit 44 hereto and incorporated herein by reference.
Item 7. Material to be filed as Exhibits.

Exhibit 43	Form of Purchase and Sale Agreement, dated September 14, 2006, between Penske Corporation and the Seller thereunder

Exhibit 44	Purchase and Sale Agreement, dated September 14, 2006, among Mitsui & Co. (U.S.A.), Inc., Mitsui & Co., Ltd., Penske Corporation and James A. Hislop

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C. Its Managing Member

	By:	/s/ Roger S. Penske

Roger S. Penske Managing Member

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C. Its Managing Member

	By:	/s/ Roger S. Penske

Roger S. Penske Managing Member

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

PENSKE CAPITAL PARTNERS, L.L.C.

By:	/s/ Roger S. Penske

Roger S. Penske Managing Member

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

/s/ James A. Hislop
James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

/s/ Roger S. Penske
Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2006

PENSKE CORPORATION

By:	/s/ Robert H. Kurnick, Jr.

Name: Robert H. Kurnick, Jr.
Title: President